SECURITIES AND EXCHANGE COMMISSION

03054999

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.J.M. Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Wanaque Avenue
(No. and Street)

Pompton Lakes, (City) New Jersey (State) 07442 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jackie Azcurra (973) 831-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael W. Holden
(Name – *if individual, state last, first, middle name*)

1070 Route 9, Suite 209, Fishkill, New York 12524
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 02 2003 WASH, D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED DEC 23 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Charles Musumeci, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.J.M. Planning Corp., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S Charles Musumeci Jr.
Signature

President
Title

JACQUELINE AZCURRA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 08-02-05

Jacqueline Azcurra
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL W. HOLDEN, CPA, PC
1070 ROUTE 9 SUITE 209
FISHKILL, NEW YORK 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

November 18, 2003

I have audited the accompanying consolidated statement of financial condition of C.J.M. Planning Corp., as of September 30, 2003, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of C.J.M. Planning Corp., at September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for the purposes of additional and analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



MICHAEL W. HOLDEN, CPA, PC

MICHAEL W. HOLDEN, CPA, PC
1070 ROUTE 9 SUITE 209
FISHKILL, NEW YORK 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

November 18, 2003

In planning and performing my audit of the consolidated financial statements and supplementary schedules of C.J.M. Planning Corp., for the year ended September 30, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I note no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



MICHAEL W. HOLDEN, CPA, PC

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2003

Assets	
Cash:	
Bank of New York-Operating Account	$214,777
Commission Account	$8,696
Cash segregated:	
K2A Acct for Customer Benefit	$7,604
Receivable from clearing organization	$215,906
Securities Owned:	
Marketable, at market value	$7,600
Money Market	$374,911
Furniture,equipment, at cost, less accumulated depreciation of $62,718.	$11,583
Other assets	$100
Total Assets:	$841,177

*The accompanying notes are an
intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2003
(continued)

Liabilities and Stockholders Equity	
Liabilities:	
Commission payables	$509,257
Accrued expenses	$78,470
Other payables	$11,252
Total Liabilities	$598,979
Stockholder Equity:	
Common Stock, $510 par value, authorized 1,000 shares, outstanding 100 shares	$51,000
Additional Paid in Capital	$600,000
Retained earnings	-$408,802
Total Stockholder Equity	$242,198
Total Liabilities and Stockholder Equity:	$841,177

*The accompanying notes are an
intregal part of these financial statements

C.J.M. Planning Corp.
Statement of Income
For the Year Ended September 30, 2003

Revenues:	
Commissions - Investment Co. Shares	$8,188,812
Commissions - Equity Sales	$80,292
Commissions - Annuities	$2,262,534
Commissions - VUL	$28,100
Commissions - REIT	$121,980
Interest and Dividends	$13,212
Commissions - 529 Plans	$37,316
Gain/(Loss) on Equity Account	$1,540
Other Income	$1,336,403
	$12,070,189
Expenses:	
Salaries of Stockholders/Officers	$104,000
Employee compansation and Benefits	$2,284,070
Commissions	$7,926,383
Exchange and clearance fees	$72,890
Utilities	$61,339
Occupancy	$163,200
Other expenses	$1,848,454
	$12,460,336
Net Income(Loss)	($390,147)

*The accompanying notes are an
intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:		
Net income(loss)		($390,147)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$3,187	
(Increase) decrease in operating assets:		
Net receivable from clearing org.	$292,099	
Increase(decrease) in operating liabilities		
Accounts payable	$21,600	
Other payables	$5,074	
Total adjustments		$321,960
Net cash used in oper. activities		($68,187)
Cash flows from investing activities:		
Increase in market value	($1,540)	
Sale of long term investments-Mon/Mkt	$93,126	
Net cash provided by investing activities		$91,586
Net Increase in Cash		$23,399
Cash at Beginning of the year		$207,678
Cash at the end of year		$231,077

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.

Statement of Changes in Stockholders' Equity

	Capital Stock Common		Additional		Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Stockholders Equity
Balance at October 1, 2002	100	$51,000	$600,000	($18,655)	$632,345
Net income(loss)				($390,147)	($390,147)
Balance at September 30, 2003	100	$51,000	$600,000	($408,802)	$242,198

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended September 30, 2003

Subordinated borrowings at October 1, 2002	$0
Increase:	$0
Decreases:	$0
Subordinated borrowings at September 30, 2003	$0

*The accompanying notes are an intregal part of these financial statement

C.J.M. Planning Corp.
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2003

Schedule I

Total Stockholder equity from Statmnt. of Financial Cond.	$242,198
Add in Additional Paid in Capital - Allowable	$0
Total Ownership Equity	$242,198
Deduct Non Allowable Assets for Net Capital	($11,683)
Net Capital Before Haircuts on Securities Position	$230,515
Haircuts on Securities(computed where applicable, pursuant to 15C3-1(F))	$8,638
Net Capital	$221,877
Reconciliation:	
Deduction for Non Allowable Assets for Net Capital as per Focus	($11,683)
Actual Deduction	($11,683)
Difference	$0
Actual Net Capital	$221,877
Net Capital per Focus	$221,877
Rounding Adjustment	$0
Difference	$0

As per the reconciliation, there were no material inadequacies found between the net capital computation reported on the focus report and that reported on the audited statements

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Computation for determination of reserve requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2003

Schedule II

Net Capital	$221,877
Minimum Net Capital required (based on aggregate indebtedness)	$50,000
Excess Net Capital	$171,877
Excess Net Capital @ 1000%	$161,979
Total AI Liability from Statement of Financial Condition	$598,979
Ratio of AI/NC	270%

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Notes to Financial Statements
As of September 30, 2003

1) Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), Securities Investors Protection Corp. (SIPC), and the Municipal Securities rule Making Board (MSRB). The Company is a NJ Corporation, and was formed March of 1971.

2) Significant Accounting Policies

Basis of Presentation

The audited financial statements include all of the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, and subscription business.

Securities Transactions

Customer's securities transactions are reported on settlement date basis with related commission income and expenses also reported on settlement date. Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transaction occur.

Income Taxes

Federal income taxes are calculated utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements would be amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as those liquid cash accounts held by a banking institution.

3) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $7,604 has been segregated in a special reserve bank account for the benefit of customers, under rule 15c3-3 of the Securities and Exchange Commission.

4) Receivable From Clearing Organization

Amounts receivable from clearing organizations as of September 30, 2002 is $215,906 which consists of all of the Company's clearing commission and settlement accounts. The Company clears all of its customer transactions through Pershing/DLJ Securities, on a fully disclosed basis.

5) Liabilities

The Company has no long term liabilities, and its statement reflects only current liabilities of less than 30 days, consisting of accrued liabilities, commissions due registered representatives, and current employee Simple IRA benefits.

6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had a net capital of $221,877, which was $171,877 in excess of its required net capital of $50,000. The Company's net capital ratio was 270%.